AMERICAN BRIVISION (HOLDING) CORPORATION

44370 Old Warm Springs Blvd.

Fremont, CA 94538

February 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	American BriVision (Holding) Corporation
Request to Withdraw Registration Statement on Form S-1
File No. 333-228387

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), American BriVision (Holding) Corporation (the “Company”) hereby respectfully requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-228387) originally filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2018, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement has been declared effective on August 7, 2019. The Company confirms to the Commission that no securities under the Registration Statement have been sold.

The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act. The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

The Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, we ask that you forward them by electronic mail to our counsel, Joan Wu at JWu@htflawyers.com or by telephone at (212) 530-2208.

Respectfully submitted,

/s/ Howard Doong
Howard Doong Chief Executive Officer

cc:	Lou Taubman and Joan Wu
Hunter Taubman Fischer& Li LLC